Organicell Regenerative Medicine, Inc.

4045 Sheridan Avenue, Suite 239

Miami Beach, FL 33140

December 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Re: Organicell Regenerative Medicine, Inc. (the Company”)

Registration Statement on Form S-1

Filed July 14, 2021

File No. 333-257899

Ladies and Gentlemen:

In response to the Staff’s comment letter dated July 21, 2021 (the “Letter”), the Company hereby files Amendment No. 1 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comment set forth in the Letter. For your convenience, the response to the comment follows the comment itself.

Registration Statement on Form S-1

General

Comment:

1.	We note that your shares are quoted on the OTC Pink marketplace. Please be advised that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering. Please make the appropriate revisions on the front cover page of the prospectus and plan of distribution section.

Response:

We respectfully call the Staff’s attention to the fact that the Company’s common stock has been quoted on the OTCQB tier of the over-the-counter-market maintained by OTC Markets Group, Inc. since November 9, 2021. Accordingly, the within filing revises the Registration Statement to give effect to the foregoing, as well as to provide all required financial and narrative updates.

If you have any further questions or comments, kindly contact the undersigned at (310) 200-9741 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer